EXHIBIT 99.1

ATLAS PACIFIC LIMITED
ACN 009 220 053

10th February 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

PROFIT UPGRADE TWELVE MONTHS TO DECEMBER 2005

The Company announced, on the 5th December 2005, that it expected the after tax profit for the calendar year 2005 to be about $1 5million, but the Board is now pleased to report that our final accounts for the period will be an after tax profit of $2 1 million, subject to final audit, but the Board expects that there will be no material change to this result

The improved result was achieved following additional successful sales of pearls during December

In addition the Board is pleased to advise that the Company's Indonesian pearling projects have just completed the first major harvest for 2006 and there are pleasing improvements in quality, especially those pearls produced from the first group of oysters produced in the Bali hatchery during the 2002 breeding season The overall improvement in quality has resulted from the improved breeding and grow out results at our Bali sites and the technical and husbandry improvements made at our dedicated pearling centre at Alyui Bay, Papua

Retail and tourist sales of pearls in Bali should soon receive a significant boost, with the opening of our new pearl farm demonstration centre and showroom at Nusa Lembongan in association with Bali High Cruises, which is expected to open in late March

The Board expects our annual operation budgets to be met in terms of total number of pearl oysters to be seeded in 2006 and we expect an increase in the volume of pearls to be harvested in 2006 compared to 2005, which should see increases in revenue and further improvements in profit

Yours faithfully

George Snow
CHAIRMAN

CRP03 2005 Profit & Jan Harvest Feb1006 doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www atlaspacific com au • EMAIL atlas@atlaspacific com au